[Stradley Ronon Stevens & Young, LLP Letterhead]

September 7, 2012

Via EDGAR Transmission

James O’Connor
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

Re:	Delaware Group Adviser Funds – Delaware Global Real Estate Opportunities Fund
File Nos. 033-67490/811-07972

Dear Mr. O’Connor:

On behalf of the Delaware Group Adviser Funds (the “Registrant”), the following are the Registrant’s responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”), which were received on July 11, 2012 with respect to the Registrant’s Post-Effective Amendment Nos. 42/44 to the Registrant’s Registration Statement on Form N-1A (the “Amendment”) filed on May 25, 2012 pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “1933 Act”).  Each of the Staff’s comments is summarized below, followed by the Registrant’s response to the comment.  The Registrant’s responses to the Staff’s comments will be incorporated into the next Post-Effective Amendment to the Registrant’s Registration Statement.  Capitalized terms not otherwise defined in this letter shall have the meanings assigned to such terms in the Amendment.

1.           Comment:  Delete the following from the cover page of the prospectus because it is neither permitted nor required by Form N-1A:

Get shareholder reports and prospectuses online instead of in the mail.  Visit www.delawareinvestments.com/edelivery.

Response:  The Registrant respectfully declines to accept this comment because General Instruction C.3.(b) of Form N-1A states that “[a] Fund may include, except in response to Items 2 through 8, information in the prospectus or the SAI that is not otherwise required.”  Item 1 of Form N-1A addresses the requirement for the Cover Page; therefore, the disclosure in question is permitted, as it does not implicate Items 2 through 8.

2.           Comment.  Footnote 2 to the Fee Table contains a description of the expense limitation agreement between the Fund and the Manager, and that description includes a reference to short sale expenses in the

James O’Connor
September 7, 2012

list of exclusions to the fees/expenses covered by the agreement.  Is this reference included in an expense limitation agreement or general application?

Response.  The comprehensive list of exclusions to the fees/expenses disclosed in the footnote tracks the standardized language used in the Delaware Investments Family of Funds’ expense limitation agreements and is not meant to imply that the Fund will engage in short selling as part of its principal investment strategy.

3.           Comment.  The Fund’s 80% Policy currently is defined as investing “at least 80% of net assets” in real estate investments.  The language should track the definition of Assets in Rule 35d-1, i.e., “net assets, plus the amount of any borrowings for investment purposes.” (emphasis added)

Response.  The 80% Policy will be revised as requested.

4.           Comment:  Based on the potential number of companies covered by the summary section strategy disclosure, it appears that the investment strategy of the Fund is exceedingly broad.  This breadth needs to be made clear.  Include here the definition of the term “companies” provided in the Item 9 disclosure – i.e., 50% in the sectors.  Identify the kinds of companies that you include in the term “real estate-related sectors.”  For example, it appears that “companies in the real estate and real estate-related sectors” would include REITs, real estate brokers, home builders, mortgage lenders, and issuers of mortgage-backed securities.  Clarify whether the Fund will invest directly in mortgages and mortgage-backed securities.  Do the terms also include building supply companies and home improvement centers?  Clarify.  We note that, while an investor may refer to a list of investments in the registration statement or on the Fund’s website to identify the companies that the Fund is invested in, given that the Fund will be investing globally in companies of any size, the businesses of the companies listed may not be recognizable.

Response.  The disclosure will be revised as requested (see excerpt of revised disclosure below).  References to “real estate-related sector” have been deleted throughout the prospectus and statement of additional information (“SAI”).  Disclosure regarding the Fund’s intention to invest primarily in REITs will be added to the summary section.  The Fund does not intend to invest in mortgage-backed securities as part of its principal investment strategy.

Under normal circumstances, the Fund will invest at least 80% of its net assets (plus any borrowings for investment purposes) in U.S. and non-U.S. real estate and real estate-related issuers (80% Policy).  The Fund generally considers an issuer to be a real estate or real estate-related issuer if at least 50% of its revenue is from real estate or if it has at least 50% of its assets in real estate.  These companies include, among others, real estate investment trusts (REITs) and similar REIT-like entities domiciled outside the U.S., as well as other companies whose products and services are related to the real estate industry, such as manufacturers and distributors of building supplies and financial institutions that issue or service mortgages.

The Fund invests primarily in REITs and other equity securities.  REITs are pooled investment vehicles that invest primarily in income-producing real estate or real estate-related loans or interests.

The Fund may invest in companies across all market capitalizations and may invest its assets in securities of companies located in emerging market countries. Under normal circumstances, the Fund will invest at least 40% of its total assets in securities of non-U.S. issuers, unless market conditions are not deemed favorable by the

James O’Connor
September 7, 2012

portfolio manager, in which case the Fund would invest at least 30% of its net assets in securities of non-U.S. issuers.

The Fund may purchase or sell foreign currencies and/or engage in forward foreign currency exchange transactions in order to expedite settlement of portfolio transactions and to minimize currency fluctuations. The Fund may also enter into forward contracts to “lock in” the price of a security it has agreed to purchase or sell, in terms of U.S. dollars or other currencies in which the transaction will be consummated.

The Fund’s 80% policy is nonfundamental and can be changed without shareholder approval. However, Fund shareholders would be given at least 60 days’ notice prior to any such change.

5.           Comment:  Under the “Investments not guaranteed by the Manager or its affiliates” section, add the following:

Investments in the Fund are not insured or guaranteed by the FDIC or any government agency.

Response:  The Registrant respectfully declines this comment.  Item 4(b)(1)(iii) of Form N-1A states that this disclosure is required only if the Fund is advised by or sold through an insured depository institution, which is not applicable to this Fund.

6.           Comment:  Does description of “Prepayment risk” mean that the Fund will invest directly in bonds as a principal investment strategy?  The meaning of the term “portfolio” is unclear.  If investing directly in bonds is a principal investment strategy of the Fund, why was there no mention of this strategy in the summary strategy section?

Response:  The risk disclosure in question will be deleted from the prospectus.

7.           Comment:  If “Futures and options risk” is a principal investment risk for the Fund, why was there no mention of this strategy in the summary strategy section?

Response:  The risk disclosure in question will be deleted from the prospectus.

8.           Comment:  Based on the inclusion of the “Counterparty risk” disclosure, it appears that derivatives investing may be a principal investment strategy of the Fund.  The Division of Investment Management has made a number of observations about derivative-related disclosure by investment companies in a letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010 (the “Miller letter”).  Review the observations set forth in that letter and revise and enhance your disclosure with respect to the specific derivatives to be used by the Fund and the risks created by those derivatives to conform to those observations. See: http://www.sec.gov/divisions/investment/guidance/ici073010.pdf. See also the discussion in Investment Company Act Release 10666, Securities Trading Practices of Registered Investment Companies (April 18, 1979).

Response:  The Fund has reviewed the adequacy of its revised derivatives-related disclosure in its prospectus in light of the SEC guidance provided in the Miller letter and believes that the disclosure

James O’Connor
September 7, 2012

appropriately describes the derivatives in which the Fund invests, the purposes for which such derivatives are used, and the risks of the Fund’s use of such instruments.

9.             Comment:  With regard to the “Government and regulatory risk” disclosure, please clarify the nature of this vague and generalized risk and clarify its applicability to the Fund.

Response:  The Registrant respectfully declines to accept this comment, as this risk is more fully described in the Fund’s Item 9 disclosure.

10.           Comment:  In the first lead-in paragraph to the performance information, delete the following sentences, as this disclosure is neither permitted nor required by Form N-1A:

The returns reflect expense caps in effect during these periods.  The returns would be lower without the expense caps.

Response:  The Registrant respectfully declines this comment.  Item 4(b)(2) of Form N-1A requires “a brief explanation of how the information illustrates the variability of the Fund’s returns.”  The Registration believes that the sentences in questions are helpful to investors in understanding that the Fund’s expense cap is one variable in determining the performance information shown.

11.           Comment:  In the second lead-in paragraph to the performance information, clarify that the Fund has not adjusted for all expenses.

Response:  The disclosure will be revised as requested.

12.           Comment:  Use the full name of the benchmark index and indicate whether the returns reflect the net or gross returns for the index.

Response:  The Registrant respectfully declines to accept this comment because the Fund has included the official name of the benchmark index in the prospectus.

13.           Comment:  In the “Purchase and redemption of Fund shares” section, delete the following sentences, as this disclosure is neither permitted nor required by Form N-1A:

The minimums vary for retirement plans other than IRAs, Roth IRAs, or Coverdell Education Savings Accounts.  We may reduce or waive the above minimums in certain cases.

Response:  The Registrant respectfully declines to accept this comment because the disclosure in question relates directly to the requirements of Item 6(a) of Form N-1A, which requires disclosure of “the Fund’s minimum initial or subsequent investment requirements.”  The Registrant believes that potential investors in retirement plans other than IRAs, Roth IRAs, and Coverdell Education Savings Accounts would benefit from being made aware that the minimums vary, and all investors benefit from being made aware that minimums may be reduced or waived in certain cases.

14.           Comment:  In the Item 9 strategy section, define the term “real estate sector” and “real estate-related sector.”  Provide comprehensive definitions of these terms, together with examples of the kinds of companies included in them.

Response:  See the Registrant’s response to Comment #4.

James O’Connor
September 7, 2012

15.           Comment:  Investing in REITs appears to be a principal investment strategy.  Describe this strategy prominently in the summary section.  Please disclose the extent to which the Fund intends to invest in REITs.

Response:  See the Registrant’s response to Comment #4.

16.           Comment:  User the “Collateralized mortgage obligations (CMOs) and real estate mortgage investment conduits (REMICs)” heading.  Describe that stripped mortgage securities are original issue discount instruments that present significant risks.

Response: The disclosure in question will be deleted from the prospectus.

17.           Comment:  Under the “Futures and options” heading, state that “Options and futures are generally considered derivative securities.”

Response:  As noted above, the disclosure in question will be deleted from the prospectus.

18.           Comment:  Under the “Futures and options” heading, what does the term “obligations resulting from these activities” mean?  Does this term refer to the net notional amount of the Fund’s derivatives investments?  Please describe, where appropriate, how the Fund’s overall segregation policies with respect to its investments in derivatives conform to the requirements of Investment Company Act Release 10666, “Securities Trading Practices of Registered Investment Companies” (April 18, 1979), as modified by “Dreyfus Strategic Investing & Dreyfus Strategic Income” No-Action Letter (pub. avail. June 22, 1987) and “Merrill Lynch Asset Management. L.P.” No-Action Letter (pub. avail. July 2 1996). Please also describe the Fund’s asset segregation policies with respect to both “physically settled” and to “cash settled” derivatives for purposes of avoiding senior security treatment through Release 10666.

Response:  As noted above, the disclosure in question will be deleted from the prospectus.

19.           Comment:  Explain the statement that “[t]he Fund is operating pursuant to a claim of exclusion from the definition of the term “commodity pool operator” and therefore is not subject to registration or regulation as a commodity pool operator under the Commodity Exchange Act.”  The Commodity Futures Trading Commission, on February 9, 2012, adopted rules that curtail the ability of registered investment companies to claim an exemption pursuant to Rule 4.5.  Because the Fund’s registration statement was filed after the April 24th effective date of the Rule 4.5 amendments, it appears that the Fund’s adviser is required to register as a commodity pool operator.

Response: The disclosure in question will be deleted from the prospectus.

20.           Comment:  Disclose that the Fund’s lending of its securities and making of any other loans are subject to the continuing 300% asset coverage requirement of Section 18(f)(1).  Clarify that the collateral that the Fund receives may be included in calculating the Fund’s total assets in determining whether the Fund has loaned more than one-third of its assets.  See “The Brinson Funds” No-Action Letter, November 25, 1997.

Response:  This information will be disclosed in the Fund’s SAI.

21.           Comment:  Is an acquired fund fee and expenses (“AFFE”) line item required in the fee table for the Fund’s current investment in investment companies?

James O’Connor
September 7, 2012

Response:  An AFFE line item is not required in the fee table for the Fund’s current investments because that amount is not anticipated to be 0.02% or greater.

22.           Comment:  Original issue discount instruments, including zero coupon and PIK bonds, are highly risky investments.  If the Fund will invest significantly in these instruments, please describe their risk.

Response:  The disclosure regarding zero coupon and PIK bonds will be deleted from the prospectus, as they will not be part of the Fund’s principal investment strategy.

23.           Comment:  Clarify the extent to which the Fund may borrow from banks.  The statement under the heading “Borrowing from banks” is somewhat confusing because it could be read as a limitation based on the exclusion from the definition of the “senior security” in Section 18(g) of the ICA, although we note that the Fund’s fundamental policy on borrowing can be read as permitting borrowing to the full extent permitted by Sections 18(f)(1) and (g).

Response:  The Fund may borrow to the extent permitted by the 1940 Act, any rule or order thereunder, or SEC staff interpretation thereof, may permit, as is disclosed in the SAI.  The prospectus disclosure should not be interpreted as a limitation but rather an explanation of the most likely circumstances under which the Fund will utilize borrowing from banks.

24.           Comment:  Disclose, where appropriate, the following conditions must be met whenever the Fund’s portfolio securities are loaned:  (1) the Fund must receive from the borrower collateral equal to at least 100% of the value of the portfolio securities loaned; (2) the borrower must increase such collateral whenever the market value of the securities loaned rises above the level of such collateral; (3) the Fund must be able to terminate the loan at any time; (4) the Fund must receive reasonable interest on the loan, as well as any dividends, interest or other distributions payable on the loaned securities, and an increase in market value; (5) the Fund may pay only reasonable custodian fees in connection with the loan; and (6) while any voting rights on the loaned securities may pass to the borrower, the Fund’s board of trustees must be able to terminate the loan and regain the right to vote the securities if a material event adversely affecting the investment occurs. See “State Street Bank and Trust Co.: No-Action Letter (Sept. 29, 1972); and “State Street Bank and Trust Co.,” No-Action Letter (Jan. 29, 1972).  Also, disclose that the Fund’s lending of its securities and making of any other loans· are subject to the continuing 300% asset coverage requirement of Section 18(f)(l). (It may be clarified that the collateral that the Fund receives may be included in calculating the Fund’s total assets in determining whether the Fund has loaned more than one-third of its assets.) See “The Brinson Funds” No-Action Letter (Nov. 25, 1997).

Response:  This information will be disclosed in the Fund’s SAI.

25.           Comment:  When the Fund agrees to buy a delayed-delivery instrument, a senior security may be created.  Confirm that the designation of “cash or securities in amounts sufficient to cover its obligations” will also meet the requirement of Release 10666 to avoid the creation of a senior security.

Response:  The disclosure in question will be deleted from the prospectus, but the Staff’s comment will be addressed in the Fund’s SAI disclosure. The Registrant confirms that designation of “cash or securities in amounts sufficient to cover its obligations” will also meet the requirement of Release 10666 to avoid the creation of a senior security.

26.           Comment:  Disclose the other risks of investing in IPOs.

James O’Connor
September 7, 2012

Response: The disclosure in question will be deleted from the prospectus because it is not a principal investment strategy of the Fund.

27.           Comment:  Describe the additional layers of fees that will be created by the Fund’s investments in REITs.  Explain whether these fees will be included in the fee table. Disclose that to the extent the Fund invests in REITs, its distributions are likely to be taxable as ordinary income (because they come from mortgage interest and rents), rather than being eligible for the 15% rate on qualified dividends.

Response:  The Registrant respectfully declines to accept this comment because it believes that the revised disclosure relating to REITs, along with the tax-related disclosure located elsewhere in the prospectus relating to REITs, sufficiently describe the fees associated with REITs and the tax implications of such investments.

28.           Comment:  Disclose prominently in the summary section and the Item 9 disclosure that the Fund invests “primarily” in REITs and the risks of REIT investing.

Response:  See the Registrant’s response to Comment #4.

29.           Comment:  Under the “Government and regulatory risks” heading, the disclosure states that “[w]e typically diversify the Fund’s assets among a number of different securities in a variety of sectors…” (emphasis added)  The previous disclosure says the Fund invests only in real estate and real estate-related sectors.  This phrase is inconsistent with those statements.

Response:  The disclosure will be revised as requested.

30.           Comment:  Confirm that the board regularly reviews the Pricing Committee’s fair valuation decisions.  See Release No. IC-26299; Compliance Programs of Investment Companies and Investment Advisers (December 17, 2003).

Response:  The Registrant confirms that the board reviews the Pricing Committee’s fair valuation decisions on a quarterly basis.

31.           Comment:  Explain the apparent inconsistency between the Fund’s market timing policy as described in the first and fifth paragraphs under the heading “Frequent trading of Fund shares.”

Response:  The Registrant does not believe there is an inconsistency between the disclosure in the two paragraphs in question: the first paragraph focuses on “trading activity detrimental to the Fund and its shareholders” (emphasis added) and the fifth paragraph refers to “frequent trading activity” more generally.

32.           Comment:  Mention the requirements of Rule 22c-2 regarding “shareholder information agreements.”  Investors should be informed that their taxpayer IDs and a record of their transactions may be turned over to the Fund by their broker upon a request from the Fund.

Response:  The disclosure will be revised as requested.

33.           Comment:  Under the “Purchase and redemption of Fund shares” heading in the Institutional Class prospectus, delete the disclosure describing the eligibility requirements for investing in Institutional Class shares, as this disclosure is neither permitted nor required by Form N-1A.

James O’Connor
September 7, 2012

Response:  The disclosure in questions will be deleted as requested.

34.           Comment:  In the SAI, in fundamental investment restriction #2, it appears that the Fund is reserving freedom of action to concentrate its investments, which the staff considers to be prohibited by Section 8(b)(1) and 13(a)(3).  Revise this statement to clarify, as stated previously in the summary section, that the Fund will concentrate its investments in the real estate industry.  Disclose the definition of concentration to which the policy refers.  If this definition differs from the disclosure requirement of Form N-1A (Instruction 4 to Item 9(b)(1)). Provide an explanation.

Response:  The disclosure in question has been revised to reflect the revisions to the description of the Fund’s investment policies (see Registrant’s response to Comment #4), but the Registrant respectfully declines the comment insofar as it will not revise the fundamental investment restriction to include such definitions.

35.           Comment:  In the SAI, with respect to fundamental investment restriction #3, we note that, except for the bank borrowings permitted by Section 18(f)(1), open-end funds are not permitted by “the 1940 Act, any rule or order thereunder, or SEC staff interpretations thereof” to issue senior securities.  Describe the current limitations on borrowings that are referred to by this policy.  The prospectus describes several possible Fund investments that would be prohibited senior securities for an open-end fund.  Also disclose how the Fund will avoid creating senior securities.  This disclosure should be consistent with Investment Company Act Release 10666, Securities Trading Practices of Registered Investment Companies (April 18, 1979).

Response:  The requested disclosure will be added elsewhere in the SAI, but the Registrant respectfully declines the comment insofar as it will not revise the fundamental investment restriction to include such definitions.

36.           Comment:  In the SAI, with respect to fundamental investment restriction #5 and the Fund’s intention to invest in commodity-based derivatives, please explain to us how the Fund will comply with the IRS position, adopted in Rev. Rul. 2006-1, 2006-2 I.R.B. 261, applicable to investment companies that have elected to tax treatment under Section 851 of the Internal Revenue Code.

Response:  The Fund will not invest in commodity-based derivatives to such an extent that the IRS’s position adopted in Revenue Ruling 2006-1 will impact the Fund’s status as a regulated investment company under the Internal Revenue Code.

37.           Comment:  In the SAI, with respect to fundamental investment restriction #6, this policy appears to permit the Fund to enter into repurchase agreements and lend its securities without limit.  Please describe the asset coverage requirements that must be maintained where the Fund enters into such agreements.

Response:  The requested disclosure will be added elsewhere in the SAI, but the Registrant respectfully declines the comment insofar as it will not revise the fundamental investment restriction to include such definitions.

38.           Comment:  In the SAI, with respect to the second paragraph under “Nonfundamental Investment Restriction, “ repurchase agreements and any other lending arrangements entered into by the Fund, including the lending of its securities, may also be subject to the continuing 300% asset coverage requirement of Section 18(f)(1).  See, e.g., The Brinson Funds No-Action Letter (Nov. 25, 1997).  Expand this statement to reflect these requirements.

James O’Connor
September 7, 2012

Response:  The requested disclosure will be added elsewhere in the SAI, as appropriate, but the Registrant respectfully declines the comment insofar as it will not revise the nonfundamental investment restriction to include such definitions.

39.           Comment:  In the SAI, in the section describing the effects of portfolio turnover, replace “generate taxes” with “generate short-term capital gains that are taxed at ordinary income rates.”

Response:  The disclosure in question has been deleted from the SAI.

40.           Comment:  In the SAI, in the Trustees and Officers table, we suggest that the phrase “during the past five years” be added to the heading of the fifth column to reflect the requirement of Item 17(b)(3)(ii).

Response:  The disclosure will be revised as requested.

*           *           *

Please do not hesitate to contact me at the above number if you have any questions or wish to discuss any of the responses presented above.

Sincerely yours,

/s/ Jonathan M. Kopcsik
Jonathan M. Kopcsik

cc:	Kathryn Williams
Delaware Investments